Results of Special Meeting of Stockholders

On October 15, 2008, a Special Meeting of Stockholders of Cornerstone Strategic Value Fund, Inc. was held and the following matter was voted upon based on 27,116,390 shares of common stock outstanding on August 18, 2008:

To approve a one-for-four reverse stock split of the Fund's issued and outstanding shares of common stock and the Amendment to the Articles of Incorporation.

For		Against			Abstain
18,127,847	5,121,816		401,958